82-34626

WILLKIE FARR & GALLAGHER

02055028

1875 K Street, N.W.
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

SEP 25 2002

September 25, 2002

SUPPL

VIA HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Générale de Santé S.A.
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-5239

Ladies and Gentlemen:

On behalf of Générale de Santé S.A., a *société anonyme* organized under the laws of the Republic of France (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on January 22, 2002 (file no. 82-5239) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit an English language translation of the press release, dated September 16, 2002, of the Company announcing the Company's consolidated earnings for the six months ended June 30, 2002.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact the undersigned at (212) 728-8630.

PROCESSED
OCT 02 2002
THOMSON
FINANCIAL

Very truly yours,

Stuart R. Goldfarb /s.r.g.

Stuart R. Goldfarb

dlw 9/25

Enclosure

cc: Robert Marion
Laurent Faugérolas

FILE NO. 82-5239

GÉNÉRALE DE • SANTÉ

PRESS RELEASE

First Half 2002 earnings

- **Significant increase in revenues balanced between organic growth (+8.2%) and external growth(+ 9.4%)**
- **EBITDA up 10.7%, in line with target**
- **Significant increase (+64%) in net income, before exceptional gain on asset disposals**
- **Acceleration of the acquisition program**
- **Confirmation of earnings target for 2002**

Paris, September 16, 2002 - Générale de Santé, the leading European private hospitals group, today reports consolidated earnings for the first half year ended June 30, 2002. The half-year accounts have been approved by the Board of Directors presided by Daniel Bour, President and Chief Executive Officer and reviewed by the Group auditors.

Key numbers[1]

In millions of Euros	1er half 2002	1er half 2001	Change
Revenues	569.4	484.2	+17.6%
EBITDA	71.5	64.6	+10.7%
Net income, Group share	10.0	14.6	-31.5%
Net income, before gains on the disposal of assets	10.0	6.1	+64%

Significant increase in revenues balanced between organic growth (+8.2%) and external growth (+9.4%)

Up 17.6% compared to the first half 2001, the increase in revenues is above the objective of +12%.

All the Group's sectors of activity showed organic growth. In Hospital Care in France (82% of the Group), on a like for like basis, growth was 8.1% compared to the 7.2% growth for the private sector as a whole. Générale de Santé continues to gain market share. In the Nursing Home sector in France (9% of the Group) organic growth was 14.2% thanks in particular to the development of more medicalised services. Générale de Santé Medico-Social comforts its position as leader in this sector.

[1] Detailed numbers are included in the appendix

GÉNÉRALE DE • SANTÉ

Acceleration of the acquisition program

Compared to the first half of 2001, external growth net of disposals, was +9.4%. Numerous opportunities for acquisitions exist in particular for Hospital Care. This allows Génerale de Santé to pursue a policy of regular and selective acquisitions, in line with its strategy of acquisition and creation of establishments of reference, of reinforcement of regional networks and of development in Italy.

Since the beginning of the year, Générale de Santé completed nine acquisitions, of which 3 in Italy. These nine acquisitions represent 105 million euros of additional revenues on a full year basis. Générale de Santé intends to pursue this major axis of its strategy of external growth. Having recently improved its lines of bank credit the Group has significant resources to finance its acquisition program.

Increase in EBITDA in line with target: +10.7%

Up 10.7% in absolute terms and up 4.5% on a like-for-like basis, EBITDA is slightly above Group targets. It reflects the following key elements :

- Total salaries increased on a like-for-like basis 10.8%, as anticipated
- Relative decrease in the other operating expenses, in particular rent and certain consumables thanks to central purchasing.

By Sector of activity EBITDA is as follows:

- Hospital Care (France): EBITDA increased by 11.6% in real terms and by 7% on a like-for-like basis, relative to the first half 2001. Personnel costs increased 9.4%. The actions put in place in 2001 to resolve the serious difficulties brought about by the shortage in nurses led to more attractive salary policies and to the recruitment of a large number of nurses. Currently, thanks to these policies, the Group has no overall shortage of nurses.

- Nursing Homes (France): EBITDA showed an increase of 35,8% in real terms and of 15.1% at constant perimeter.

- Other: the EBITDA of the other activities and of the Group holding companies decreased the average improvement of Group EBITDA. This is due to a decrease in EBITDA of Services and to an increase in costs by holding companies arising from the transformation to quoted company status.

GÉNÉRALE DE • SANTÉ

Confirmation of earnings objectives for 2002

In view of the results of the first half and the trends of the second half, the Group expects to exceed its 2002 objectives. Excluding additional acquisitions, revenues should be of the order of 1.12 billion Euros (+15%), while EBITDA should grow more than 10% relative to 2001 to reach more than 140 million euros.

The Group will fully benefit in the second half of the tariff increases of 3.4% on average, effective on May 1, 2002. On the other hand, having negotiated salary increases of 5% on average, the Group forecasts an increase in salaries in line with organic growth of the second half.

Net debt at June 30, 2002 which shows an increase since year end, should be brought back to a level close to three times EBITDA.

Commenting on these results, Daniel Bour, President and Chief Executive Officer, said " The Group has solid fundamentals and it can regularly and consistently apply its policy of improvement in its performance by relying on the permanent progression of services and network of establishments. Health and care for the elderly have become a major preoccupation in France and Europe in general. Our Group has the ambition to improve the services offered to patients and the elderly as well as the modernization of the sector.

GÉNÉRALE DE • SANTÉ

Subject to modification, the next announcement dates are:

- Revenues for the third quarter 2002: Tuesday, November 12, 2002
- Revenues for the full year 2002: Thursday 13 February 2003
- Full year 2002 earnings: Monday March 17, 2003,
- Meeting for the presentation of the 2002 results: Tuesday March 18, 2003 in Paris

Press releases are published after the close of Paris Euronext.

Listed on the "Premier Marché" of Euronext Paris since June 2001, Générale de Santé is the largest Group in Europe and the market leader in France in the private hospital sector with a market share of about 10%. Abroad, the Group is active in Canada, Italy, Portugal and Switzerland.

With 168 establishments in the world, Générale de Santé is the leading European Group providing medical healthcare and services: Acute care (General Medicine – Surgery – Obstetrics), Psychiatry, Post acute Care and Rehabilitation, Oncology – Radiotherapy, Diagnostic and Home Healthcare, Nursing homes and Services (cleaning and hotel services, televisions, telephones and catering). In France, Générale de Santé is composed of a unique network of 149 establishments, welcoming all patients from birth to old age in all regions with more than 17,200 hospital beds and dialysis places. In 2001, the 16,000 employees and the 3,800 doctors of the Group serviced over one million patients.

Euroclear Code: 4447
Générale de Santé is part of the Next 150 index.

Contacts

Générale de Santé

Loïc Ricour : + 33 1 53 23 17 15

l.ricour@gsante.fr

Investor Relations

Anne Guimard (FINEO)

Tél. + 33 1 45 72 20 96 / +33 1 53 23 17 18

generale-de-sante@fineo.com

GÉNÉRALE DE • SANTÉ

Attached : Published accounts – First Half 2002-2001

Segment analysis

Hospital care:

	1st half 2002	1st half 2001	Change vs 1st half 2001	
	M euros	M euros	M euros	%
Revenues	481.0	410.6	+ 70.4	+ 17.1%
EBITDA	64.8	58.0	+ 6.8	+11.7%
Of which France at constant perimeter				*7%*

Nursing homes:

	1st half 2002	1st half 2001	Change vs 1st half 2001	
	M euros	M euros	M euros	%
Revenues	60.7	48.5	+ 12.2	+ 25.2%
EBITDA	8.0	6.2	+ 1.8	+ 29%
Of which France at constant perimeter				*15.1%*

Other:

	1st half 2002	1st half 2001	Change vs 1st half 2001	
	M euros	M euros	M euros	%
Revenues (100% organic growth)	27.7	25.1	+ 2.6	+ 10.4%
EBITDA	-1.3	0.4	- 1.7	n.s

GÉNÉRALE DE • SANTÉ

BALANCE SHEET - ASSETS

in millions of euros	06-30-2002	12-31-2001
Goodwill	146,7	126,0
Other intangible assets	2,3	2,1
INTANGIBLE ASSETS	**149,0**	**128,1**
LAND, BUILDINGS & EQUIPMENT	**664,5**	**639,4**
Investment in associates	2,3	3,1
Other investments	9,5	8,0
Deposits and loans	15,4	11,2
LONG-TERM INVESTMENTS	**27,2**	**22,3**
TOTAL NON-CURRENT ASSETS	**840,7**	**789,8**
DEFERRED TAX ASSETS	**36,6**	**36,9**
Inventory	19,1	17,4
Accounts receivable	267,7	207,9
Short-term financial receivables	14,6	10,8
Marketable securities and cash	21,1	62,6
CURRENT ASSETS	**322,5**	**298,7**
TOTAL ASSETS	**1 199,8**	**1 125,4**

GÉNÉRALE DE • SANTÉ

BALANCE SHEET - LIABILITIES & SHAREHOLDERS' EQUITY

In millions of euros	06-30-2002	12-31-2001
Common Stock	29,3	29,3
Share premium account	162,9	163,2
Reserves	48,0	27,3
Net income	10,0	20,8
Shareholders' equity, Group share	**250,2**	**240,6**
Minority interests	32,9	31,1
TOTAL SHAREHOLDERS' EQUITY	**283,1**	**271,7**
Obligations under finance leases	218,8	223,0
Bank and other debt	224,2	184,6
Deposits received	12,2	10,1
LONG-TERM BORROWINGS	**455,2**	**417,7**
Provisions for contingencies & losses	**41,3**	**41,9**
DEFERRED TAX LIABILITIES	**35,4**	**31,4**
Accounts payable	334,3	318,1
Obligations under finance leases	29,4	28,0
Short-term borrowings	21,1	16,6
SHORT-TERM LIABILITIES	**384,8**	**362,7**
TOTAL LIABILITIES	**1 199,8**	**1 125,4**

GÉNÉRALE DE • SANTÉ

INCOME STATEMENT

In millions of euros	06-30-2002	06-30-2001	12-31-2001
REVENUES	**569,4**	**484,2**	**975,2**
Employee expenses and profit-sharing	(277,1)	(231,3)	(472,0)
Purchases of consumables	(98,8)	(82,9)	(162,2)
Other operating costs	(67,8)	(59,6)	(121,4)
Taxes and duties other than CIT	(28,6)	(26,2)	(49,7)
Rent	(25,6)	(22,3)	(41,7)
EBITDA	**71,5**	**64,6**	**128,2**
Depreciation and amortization	(32,2)	(28,3)	(60,2)
EBIT BEFORE NON-RECURRING ITEMS	**39,3**	**36,3**	**68,0**
Non recurring items	-	13,1	16,1
EBIT AFTER NON-RECURRING ITEMS	**39,3**	**49,4**	**84,1**
Financial income	1,6	2,6	3,0
Financial expenses	(13,4)	(20,4)	(33,7)
Net income of associated companies	(0,6)	-	0,1
INCOME BEFORE TAX	**26,9**	**31,6**	**53,5**
Corporate income tax	(10,8)	(11,4)	(20,0)
INCOME AFTER TAX	**16,1**	**20,2**	**33,5**
Amortization of goodwill	(4,0)	(3,3)	(7,0)
INCOME BEFORE MINORITY INTERESTS	**12,1**	**16,9**	**26,5**
Minority interests	(2,1)	(2,3)	(5,7)
NET INCOME	**10,0**	**14,6**	**20,8**
EARNINGS PER SHARE (in EUR)	**0,26**	**0,48**	**0,60**
DILUTED EARNINGS PER SHARE (in EUR)	**0,26**	**0,48**	**0,60**

FILE NO. 82-5239

GÉNÉRALE DE • SANTÉ

STATEMENT OF CASH FLOWS

in millions of euros	06-30-2002	06-30-2001	12-31-2001
Net income before taxes	26,9	31,6	53,5
Net depreciation	32,2	28,3	60,2
Financial income	(1,6)	(2,6)	(3,0)
Financial expenses + Associates results	14,0	20,4	33,6
Non-recurring items	-	(13,1)	(16,1)
EBITDA	**71,5**	**64,6**	**128,2**
Non-cash items incl. charges to and write-backs of provisions	(0,4)	(1,4)	(3,3)
Changes in working capital requirements	(44,7)	(6,7)	34,1
Non-recurring items	(1,0)	(0,4)	(0,6)
Changes in other LT liabilities & receivables	(1,7)	0,1	(1,8)
Net interest expense	(11,7)	(9,6)	(22,8)
Taxes paid on profits	(6,8)	(7,0)	(11,4)
CASH FLOW FROM OPERATING ACTIVITIES (a)	**5,2**	**39,6**	**122,4**
Tangible and intangible investments	(45,7)	(31,5)	(59,6)
Financial investments	(18,7)	(9,9)	(32,8)
Disposals of financial investments	0,8	22,3	23,1
CASH FLOW (USED IN) INVESTING ACTIVITIES (b)	**(63,6)**	**(19,1)**	**(69,3)**
CASH FLOW BEFORE FINANCING (c) = (a) + (b)	**(58,4)**	**20,5**	**53,1**
Share issue proceeds (d)	(0,4)	169,5	170,1
Dividends paid (Minorities) (e)	(1,1)	(0,5)	(1,1)
CASH FLOW BEFORE REPAYMENT OF DEBT (f) = (c) + (d) + (e)	**(59,9)**	**189,5**	**222,1**
Increase in long-term debt	42,9	118,0	165,5
Repayment of long-term debt	(24,5)	(309,8)	(367,1)
CASH USED IN FINANCING ACTIVITIES (g)	**18,4**	**(191,8)**	**(201,6)**
TOTAL CASH FLOW FOR THE PERIOD (f + g)	**(41,5)**	**(2,3)**	**20,5**
Cash at beginning of year	62,6	42,1	42,1
Cash at year end	21,1	39,8	62,6
Net indebtedness at beginning of year	**378,8**	**542,5**	**542,5**
Cash flow before repayment of debt	59,9	(189,5)	(222,1)
Interest on bonds	-	7,8	7,8
Capitalization of finance leases	0,8	3,9	11,8
Changes in the scope of consolidation	18,3	4,7	38,8
Net indebtedness at year end	**457,8**	**369,4**	**378,8**